Filed by Aozora Bank, Ltd.
Pursuant to Rule 425(a) under the United States
Securities Act of 1933, as amended

Subject Company: Aozora Bank, Ltd.
Correspondence File No. 132-0001

July 1, 2009

Company Name: Aozora Bank, Ltd.
(Code: 8304, TSE First Section)
Company Name: Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Aozora Bank, Ltd. and Shinsei Bank, Limited Announce Agreement to Merge

- Creation of a Japanese Financial Institution that meets the needs of its customers and is truly sought by society -

Tokyo, July 1, 2009 --- Aozora Bank, Ltd. (Brian F. Prince, President and Chief Executive Officer, “Aozora Bank”) and Shinsei Bank, Limited (Masamoto Yashiro, Chairman of the Board, President and Chief Executive Officer, “Shinsei Bank”) today announced that the banks have agreed to a merger of equals (the “Merger”), subject to approval from shareholders (expected in 2010) and the relevant regulatory authorities and the satisfaction of certain other conditions. The banks received approvals from their respective Boards of Directors and executed an alliance agreement, dated July 1, 2009 (the “Alliance Agreement”). The entity established after the completion of the Merger (“Combined Bank”) will be the sixth largest banking group in Japan with total assets of about 18 trillion yen on an aggregated basis as of March 31, 2009, and offer an enhanced operating platform.

It is expected that Mr. Norito Ikeda, who is currently a Special Advisor to A.T. Kearney K.K. and former President of Ashikaga Bank, will be nominated to the Board of Directors and named President and Chief Executive Officer of the Combined Bank. The two banks will establish an Integration Committee and an Integration Advisory Group, and will proceed with discussions and preparations towards the Merger, including the execution of a Merger Agreement.

The Merger is expected to create an independent financial institution and a platform that will deliver long-term, stable and sustainable earnings, providing value to all stakeholders. With a better balanced funding profile and stronger capital position, the Combined Bank will be more competitive and well positioned to act as an efficient and stable financial intermediary to a broader range of customers. On a combined basis, the total capital adequacy ratio and Tier I capital ratio stood at 9.33% and 8.00%, respectively, while the common equity per share stood at 262.29 yen as of March 31, 2009.

1.	Background, Purpose and Objectives of the Merger

(1)
The two banks have histories spanning four decades as banks supporting the Japanese economy, before transforming themselves into new banks approximately ten years ago. As the business environment in Japan has rapidly evolved, it has become imperative for financial institutions to improve competitiveness by attaining sufficient scale and by strengthening their capital bases. Furthermore, as domestic financial institutions continue to consolidate, the need for a neutral financial institution, unaffiliated with any particular financial group, is increasing.

(2)	Through the Merger, the Combined Bank will seek to enhance its organizational stability and reinforce the separate strengths of each bank, supported by a comprehensive risk management infrastructure.

(3)	The Combined Bank will seek to improve profitability through cost reductions by integrating overlapping functions quickly and leveraging its superior IT infrastructure.

(4)
The Combined Bank and its group companies will seek to foster a corporate culture intent on fully realizing the abilities of management and employees, while reinforcing their corporate governance and compliance framework. Furthermore, the Combined Bank will seek to contribute to the prosperity of customers, society, and the economy in Japan, as a trustworthy and necessary financial institution.

2.	Vision for the Merger
The Combined Bank, including its group companies, will strive to be a unique and innovative institution, neither mega- nor regional, based on the following philosophies:
-	Deeply-rooted domestically, truly appreciated by customers, the market and society, and continually contributing to the development of the domestic economy and society
-	Management and employees to foster a corporate culture that maximizes the Combined Bank’s capabilities
-	Strive to further reinforce corporate governance and compliance functions
-	Utilize advanced information technology to appropriately respond to customer needs and promote growth

3.	Values of the Combined Bank
(1)	Organizational stability – ranked sixth domestically in terms of total assets, the Combined Bank will secure organizational stability through its robust capital base and enhanced funding capabilities
(2)	Financial and IT expertise – superior financial knowledge and expertise, coupled with innovative systems and technology
(3)	Neutrality – neither mega- nor regional, the Combined Bank will be independent and not belong to any particular financial group
(4)
Mid- to long-term perspective – With the experience and knowledge based on a shared history as long-term credit banks, the Combined Bank will take a mid- to long-term perspective, and be equipped with strong credit assessment capabilities

(5)	Brand awareness – widely recognized brand, demonstrated by top-ranked customer satisfaction levels

4.	Basic Strategy Post Merger
(1)	Reinforce business and financial platform
-	Provide superior services to our customers by integrating the business and financial platforms
-	Improve overall presence and brand recognition within the banking industry
-	Pursue operational efficiencies and enhanced profitability through the consolidation of systems and cost-saving measures
(2)	Strengthen existing business lines through a focus on domestic corporate finance
-
Provide superior solutions in asset finance (real estate, securitization and leasing), corporate reorganization (leveraged buy out/management buy out finance) and corporate restructuring and finance (debtor-in-possession finance and advisory services)

-	Assist corporations and emerging industries that support the Japanese economy by increasing lending to small- and medium-sized enterprises and providing appropriate risk capital to businesses
-	Contribute to the regional economy and society by focusing on collaborations with the public sector and regional financial institutions
(3)	Focus on services to individual customers and maintain a high level of customer satisfaction
-
Continue to expand the retail banking business, a core source of funding, by providing a wide range of products as well as highly sophisticated consulting and other value-added services at a low cost using advanced IT systems

-
Provide seamless products and services, transcending the traditional boundaries of “banks” and “non-banks,” which include a wide range of credit products such as mortgage loans with unique features, card loans, credit cards and consumer loans

(4)	Position the Combined Bank to respond to strategic alliance opportunities by leveraging the banks’ long-standing regional financial institutions networks

-	Support regional financial institutions by taking advantage of the fact that neither bank is associated with a particular financial group and utilizing the Combined Bank’s financial expertise
-	Promote alliances, both capital and business, through the development of mutually beneficial relationships
-	Provide financial products to meet the investment and funding needs of regional financial institutions and their clients, and work together with our securities subsidiaries and other affiliates

5.	Joint Integration Execution Framework
The two banks will jointly establish an Integration Committee to be co-chaired by Brian F. Prince, President and Chief Executive Officer of Aozora Bank and Masamoto Yashiro, President and Chief Executive Officer of Shinsei Bank, that will facilitate the prompt and smooth integration of the banks and their operations.  Mr. Norito Ikeda will become Senior Advisor to both banks and, as a member of the Integration Committee, will lead the integration process together with Brian F. Prince and Masamoto Yashiro. Furthermore, the two banks will also jointly establish an Integration Advisory Group, to be chaired by a director of Aozora Bank, which will operate as an advisory body to the two chief executive officers.  Masamoto Yashiro will retire upon the inception of the Combined Bank.

6.	Summary of the Merger

(1)	Schedule of the Merger:
July 1, 2009:	Enter into an Alliance Agreement
June 2010:	Approval of the Merger Agreement at the Board of Directors’ Meeting (both banks)
June 2010:	Signing of the Merger Agreement
June 2010:	Resolution to approve the Merger Agreement at the Shareholders’ Meeting (both banks)
October 2010:	Effective Date of the Merger

This schedule is tentative. Specific dates are subject to change and will be determined as discussions between the banks proceed further and are subject to the completion of procedures necessary for the Merger, including shareholder and regulatory approvals.

(2)	Merger Ratio:

Bank	Shinsei Bank (Surviving Corporation)	Aozora Bank (Dissolving Corporation)
Merger Ratio	1.000	1.000

(Note 1)
For the Combined Bank, one (1) share of Shinsei Bank common stock will be allotted and delivered per one (1) share of Aozora Bank common stock, one (1) share of Shinsei Bank Class C preferred stock will be allotted and delivered per one (1) share of Aozora Bank Series 4 (Class A) preferred stock, and one (1) share of Shinsei Bank Class D preferred stock will be allotted and delivered per one (1) share of Aozora Bank Series 5 (Class C) preferred stock. No shares of the stock of Shinsei Bank will be allotted and delivered for treasury shares held by Aozora Bank and shares of Aozora Bank common stock held by Shinsei Bank (if any). The Merger Ratio and the number of shares to be allotted will be appropriately adjusted in case of a stock combination or split, or other change in the number of outstanding shares of the common stock or preferred stock of Aozora Bank or Shinsei Bank.

(Note 2)
Number of newly issued shares through the Merger (scheduled):
1,483,419,793 shares of common stock;
24,072,000 shares of Class C preferred stock; and
258,799,500 shares of Class D preferred stock

The number of shares above is calculated based upon the number of issued shares of Aozora Bank as of March 31, 2009:
1,650,147,352 shares of common stock (of which 155,888,559 are treasury shares and 10,839,000 are shares of Aozora Bank common stock held by Shinsei Bank);
24,072,000 shares of Series 4 (Class A) preferred stock; and
258,799,500 shares of Series 5 (Class C) preferred stock

The number of shares to be issued by Shinsei Bank is subject to change, dependent on situations such as the conversion of Aozora Bank preferred stock to Aozora Bank common stock, a change in the number of shares of Aozora Bank common stock or preferred stock held by Aozora Bank or Shinsei Bank, or a stock combination, stock split or other change in the number of outstanding shares of common stock or preferred stock of Shinsei Bank or Aozora Bank.

(Note 3)
Shareholders who will hold shares of less than one unit of the Combined Bank in connection with the Merger will be unable to trade such shares on the Tokyo Stock Exchange.  Shareholders who will hold shares of less than one unit of the Combined Bank will be able to choose between the following plans:
(1)	Purchase additional shares of less than one unit
A plan to purchase additional shares until the owned shares of less than one unit constitute one (1) unit (1,000 shares).
(2)	Sell shares of less than one unit to the Combined Bank
A plan that the Combined Bank purchase the owned shares of less than one unit.

(3)	Treatment of the Stock Options and Convertible Bonds of the Dissolving Corporation:

N.A.

(4)	Measures to Secure Fairness in the Calculation of the Merger Ratio:

In determining the Merger Ratio, Aozora Bank appointed Nikko Citigroup Limited (“Nikko Citigroup”) and Shinsei Bank appointed Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”), respectively, as financial advisors in connection with the Merger.

(5)	Rationale of Merger Ratio:

Aozora Bank’s Board of Directors received a fairness opinion letter from Nikko Citigroup (“Fairness Opinion (1)”) which opined that, based upon and subject to the assumptions and other conditions set forth in the written opinion, the Merger Ratio is fair from a financial point of view to holders of shares of Aozora Bank common stock.  Shinsei Bank’s Board of Directors received a fairness opinion letter from Morgan Stanley (“Fairness Opinion (2)”) which opined that the Merger Ratio is, based on certain assumptions, fair from a financial point of view to Shinsei Bank.

Aozora Bank and Shinsei Bank comprehensively examined the financial condition, assets and various other aspects of the other bank, including the merits of the Merger, and carefully engaged in discussions about the Merger Ratio. Thereafter, Aozora Bank considered Fairness Opinion (1) and Shinsei Bank considered Fairness Opinion (2). Subsequently, both banks independently determined that the Merger Ratio was appropriate and entered into an Alliance Agreement.

The Attachment contains additional information on the calculation basis, as well as information on the analyses by and each bank’s relationship with its financial advisor.

(6)	Method of Merger:

The Merger will be a merger of equals that is legally structured with Shinsei Bank as the surviving corporation and Aozora Bank as the dissolving corporation.

(7)	Prospect for Delisting and its Reasons:

Shares of Aozora Bank common stock will be delisted in accordance with the delisting criteria provided by the Tokyo Stock Exchange upon the consummation of the Merger.  The delisting date shall be provided by the rules of the Tokyo Stock Exchange.  The last day of trading is the day before the delisting date.

After the delisting, shares of Aozora Bank common stock shall not be tradable on the Tokyo Stock Exchange, but shareholders of Aozora Bank will be able to continue trading their allotted shares of Shinsei Bank common stock upon the execution of the Merger, as such shares (which are the consideration of the Merger) will continue to be listed on the Tokyo Stock Exchange (except shares of less than one unit (less than 1,000 shares).  Please refer to 6 (2) (Note 3) in relation to the treatment of shares of less than one unit).

(8)	Measures to Avoid Conflict of Interest:

Aozora Bank has not taken any special measures to avoid conflicts of interest in its decision making process and decision with respect to the Merger. All Aozora Bank’s Auditors agree to the Merger.

Shinsei Bank has not taken any specific measures to avoid conflicts of interest in its decision making process and decision with respect to the Merger.  All directors serving as members of the Audit Committee of Shinsei Bank support the proposal to approve the Merger.

In addition, there is no personnel exchange or duplication with respect to any member of the Boards of Directors of Aozora Bank and Shinsei Bank that approved this transaction.  Moreover, the proposal to approve the Merger was supported by all 16 outside directors of both banks.

7.	Profile of the Two Banks as of March 31, 2009

	Shinsei Bank (Surviving Corporation)		Aozora Bank (Dissolving Corporation)
(1) Established	December 1952		April 1957
(2) Headquarters Location	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan		3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan
(3) Representative	Chairman of the Board, President and Chief Executive Officer Masamoto Yashiro		President and Chief Executive Officer[1] Brian F. Prince
(4) Paid in Capital	476,296 million yen		419,781 million yen
(5) Number of Shares Issued	2,060,346,891 common shares		1,650,147,352 common shares 282,871,500 preferred shares[2]
(6) Net Assets (Consolidated)	767,481 million yen		529,607 million yen
(7) Total Assets (Consolidated)	11,949,196 million yen		6,077,330 million yen
(8) End of Fiscal Year	March 31		March 31
(9) Deposits and Debentures[3]	6,947,681 million yen		4,399,527 million yen
(10) Loans and Bills Discounted	5,876,910 million yen		3,484,945 million yen
(11) Employees	7,006		1,847
(12) Branches (excl. ATM-only locations)	35		20 (Headquarters and 19 domestic branches)
(13) Major Shareholders and			<Common Stock>[5]
Shareholding Ratio[4]	SATURN IV SUB LP	16.44%	CERBERUS NCB	50.23%
	(JPMCB 380111)		ACQUISITION L.P.,
			GENERAL
	Deposit Insurance	13.70%	PARTNER
	Corporation of Japan		CERBERUS
			AOZORA GP LLC
	THE RESOLUTION	10.18%
	AND COLLECTION		ORIX Corporation	10.03%
	CORPORATION
			JP MORGAN	4.81%
	SATURN JAPAN III	5.62%	CLEARING
	SUB C.V. (JPMCB		CORP-SEC
	380113)
			Japan Trustee	2.55%
	SATURN V C.V.	3.60%	Service Shinsei
	(JPMCB 380114)		Bank, LTD (Trust
			Account 4G)
	GOLDMAN. SACHS &	3.46%
	CO. REG		Japan Trustee	1.36%
			Service Shinsei
	ASTYANAX	3.36%	Bank, LTD (Trust
	CORPORATION		Account)
	380098

JAPAN TRUSTEE	2.99%	MORGAN STANLEY	1.14%
SERVICES BANK,		& CO. INC.
LTD. (TRUST
ACCOUNT 4G)		STATE STREET	1.05%
		BANK AND TRUST
JAPAN TRUSTEE	2.03%	COMPANY 505041
SERVICES BANK,
LTD. (TRUST		The Master Trust	1.02%
ACCOUNT)		Bank of Japan, Ltd.
		(Trust Account)
THE MASTER TRUST	1.44%
BANK OF JAPAN		Lehman Brothers	0.81%
LTD. (TRUST		International
ACCOUNT)		(Europe)

		GOLDMAN SACHS	0.77%
		AND CO. REGULAR
		ACCOUNT

		<Series 4 (Class A)
		Preferred Stock>
		Deposit Insurance	100.00%
		Corporation of Japan

		<Series 5 (Class C)
		Preferred Stock>
		THE RESOLUTION	100.00%
		AND COLLECTION
		CORPORATION
(14) Relationships between the Two Banks	Capital	Shinsei Bank held 10,839,000 common shares of Aozora Bank as of March 31, 2009
	Personnel	N.A.
	Business Relationship	Usual bank transactions such as derivatives
	Other	N.A.
Amounts: rounded down. Percentages: rounded.  All figures are on a consolidated-basis unless otherwise noted.

1 The title given above is the current title.  The title as of March 31, 2009 was Acting President and Acting Chief Executive Officer.

2 There are two series of preferred shares, Series 4 (Class A) and 5 (Class C).
Series 4 (Class A) preferred shares are held solely by the Deposit Insurance Corporation of Japan with a total of 24,072,000 shares issued.  Series 5 (Class C) preferred shares are held solely by the Resolution and Collection Corporation with a total of 258,799,500 shares issued.

3 Includes negotiable certificates of deposit.

4 The major shareholders and shareholding ratios given above are based on the shareholders’ register and the number of issued shares (excluding treasury shares) as of March 31, 2009.

5 The common stock shareholding ratios are calculated on a voting rights basis. The standing proxy for Cerberus NCB Acquisition L.P. General Partner Cerberus Aozora GP LLC (“Cerberus”) filed an amended large shareholding report dated March 26, 2009 (the filing requirement was triggered on March 19, 2009) with the Director General of the Kanto Local Finance Bureau.  According to the report, Cerberus owns 821,469,000 shares of common stock representing an ownership ratio of 54.97% on a voting rights basis. These figures differ from those presented in the shareholders’ registry.

8.	Financial Performance for the Past Three Years

(Billions of yen, %)
	Shinsei Bank (Surviving Corporation)			Aozora Bank (Dissolving Corporation)
Fiscal Year	2007/3	2008/3	2009/3	2007/3	2008/3	2009/3
Ordinary Revenue	560.0	593.5	601.6	197.5	201.0	182.5
Ordinary Business Profit (Loss)	118.3	104.9	79.4	61.6	(11.9)	(52.9)
Ordinary Income (Loss)	23.1	11.2	(163.3)	62.4	(21.5)	(232.0)
Net Income (Loss)	(60.9)	60.1	(143.0)	81.5	5.9	(242.5)
Total Capital Adequacy Ratio	13.13	11.74	8.35	15.64	14.29	11.60
Tier I Capital Ratio	8.11	7.37	6.02	17.29	15.23	12.57
Core Tier I Capital Ratio[1]	5.35	5.52	4.03	16.65	14.27	11.59
NPLs (Non-Consolidated)	27.9	53.1	145.8	32.9	39.9	140.1
NPL Ratio (Non-Consolidated)	0.53	0.95	2.51	0.96	0.99	4.33
Amounts: rounded down. Percentages: rounded.  All figures are on a consolidated-basis unless otherwise noted.

1 Core Tier I capital ratio: Tier I, excluding preferred securities and non-convertible preferred stock, minus deferred tax assets (net) divided by risk weighted assets.

9.	Status Post Merger

(1)	Company Name	To be determined through discussions between the two parties
(2)	Business Activities	Banking business
(3)	Headquarters Location	To be determined through discussions between the two parties
(4)	Planned Representatives, Directors and Executive Officers	Mr. Norito Ikeda will be nominated to the Board of Directors, and named President and Chief Executive Officer. Other executive officers will be determined through discussions between the two parties
(5)	Accounting Auditor	Deloitte Touche Tohmatsu
(6)	Paid in Capital	To be determined through discussions between the two parties
(7)	Net Assets（Consolidated）	To be calculated post-Merger
(8)	Total Assets（Consolidated）	To be calculated post-Merger
(9)	End of Fiscal Year	March 31
(10)	Outline of Accounting Method	The Purchase Method pursuant to Standards Concerning the Accounting Business Combination will be applied to the Merger
(11)	Outlook for Business Performance	The financial performance outlook post-Merger will be released upon further clarification thereof

This press release is not an offering of securities for sale in any jurisdiction.

Shinsei Bank may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “U.S. SEC”) in connection with the proposed business combination transaction. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Shinsei Bank and Aozora Bank, the business combination transaction and related matters including the terms and conditions of the transaction. U.S. shareholders of Aozora Bank are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the business combination transaction carefully before they make any decision at the shareholders’ meeting of Aozora Bank with respect to the business combination transaction. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the business combination transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov.  In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the business combination transaction will be made available, free of charge, on the websites of Shinsei Bank, Limited (www.shinseibank.com) and Aozora Bank, Ltd. (www.aozorabank.co.jp), or to U.S. shareholders of Aozora Bank who make a written request to Shinsei Bank, Limited, Group Investor Relations & Corporate Communications Division at 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan or Aozora Bank, Ltd., Corporate Communication Group at 3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Shinsei Bank may file with the U.S. SEC.

Media Inquiries:
Masaki Harada, Tsutomu Jimbo
(03) 5212-9252
Aozora Bank
Corporate Communication Group

Raymond Spencer, James Seddon
(03) 5511-5013
Shinsei Bank
Group Investor Relations & Corporate Communications Division

Attachment

Rationale of the Merger Ratio

(1)	Calculation Basis
In order to obtain an independent opinion as to the fairness of the merger ratios for the purpose of arriving at their determination of the merger ratio to be used in the Merger, Aozora Bank and Shinsei Bank appointed Nikko Citigroup Limited (“Nikko Citigroup”) and Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”), respectively, as financial advisors in connection with the proposed Merger and asked each of them to provide a fairness opinion on the merger ratio described above (“Merger Ratio”).

Aozora Bank’s Board of Directors received a fairness opinion letter (“Fairness Opinion (1)”) from Nikko Citigroup on July 1, 2009 which opined that, based upon and subject to the assumptions and other conditions set forth in the written opinion, the Merger Ratio is fair from a financial point of view to holders of shares of Aozora Bank common stock.  Shinsei Bank’s Board of Directors received a fairness opinion letter (“Fairness Opinion (2)”) from Morgan Stanley on July 1, 2009 which opined that the Merger Ratio is, based on certain assumptions, fair from a financial point of view to Shinsei Bank.

Nikko Citigroup provided its opinion after considering the terms of the Merger and the results of various analyses, including stock price analysis, contribution analysis and precedent transaction analysis.  With respect to the stock price analysis, evaluations were conducted with April 24, 2009 as the base date (the last trading date prior to the April 25, 2009 appearance of certain press reports speculating about the Merger).  The stock price analysis was conducted as of April 24, 2009 and for various periods leading up to such date, namely the prior 30 and 60 trading day periods, the prior one year period, and the period from Aozora Bank's IPO through April 24, 2009.  A summary of Nikko Citigroup's analyses of the Merger Ratio that it performed in connection with the preparation of its opinion follows.

Methodologies		Merger Ratio Range[1]
1	Share Price Analysis	0.74～1.03[2]
2	Contribution Analysis	0.50～1.48
3	Precedent Transactions Analysis	0.99～1.01

1  In terms of Shinsei Bank common shares exchanged for each Aozora Bank common share.
2 Sets forth the range of the averages for the various measurement dates and periods.

Nikko Citigroup has used the information provided by Aozora Bank in addition to publicly available information to prepare Fairness Opinion (1) and conducted the analyses necessary to support such opinion. Nikko Citigroup assumed that all such information was accurate and complete, and has not conducted any independent verification of its accuracy or completeness. In addition, Nikko Citigroup has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party or their affiliates (including analysis and assessment of each asset and liability).

Morgan Stanley rendered its Fairness Opinion (2) by analyzing various terms and conditions in this transaction and by analyzing the Merger Ratio ranges derived under the Share Price Analysis, Precedent Transactions Analysis and Adjusted Tangible Net Asset Value Analysis methodologies.  The Share Price Analysis designated June 24, 2009, one day before June 25, 2009, the date on which each bank made an announcement that it was in discussion with the other bank on this transaction, as the reference date and used the closing share price averages during the one (1) month and three (3) month periods prior to and including the reference date.  The results from the analyses are as follows:

Methodologies		Merger Ratio Range[1]
1	Share Price Analysis	0.794～1.203
2	Precedent Transactions Analysis	1.015～1.018
3	Adjusted Tangible Net Asset Value Analysis	0.992～1.222

1  In terms of Shinsei Bank common shares exchanged for each Aozora Bank common share.

In rendering the Fairness Opinion (2), Morgan Stanley relied upon the information provided by Shinsei Bank, information available to the public, and other information, assumed that all of the information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof.  Morgan Stanley did not independently evaluate or appraise the assets and liabilities (including any contingent liability) of either Shinsei Bank or Aozora Bank and their respective affiliates. Morgan Stanley’s Fairness Opinion (2) was based on the information and economic conditions as of June 30, 2009.

(2)	Background of Calculation
Aozora Bank and Shinsei Bank comprehensively examined the financial condition, assets and various other aspects, including the merits of Merger, of the other bank, and carefully engaged in discussions about the Merger Ratio. Thereafter, both banks considered the fairness opinion letters submitted by their respective financial advisor. Subsequently, both banks independently determined that the Merger Ratio was appropriate.

(3)	Relationship with Financial Advisors
Nikko Citigroup, the financial advisor to Aozora Bank, does not hold any interests that would cause Nikko Citigroup to fall under the category of “related parties”, as set forth in Article 15-4 of the regulations for consolidated financial statements and Article 8 (17) of the regulations for financial statements, with respect to either Aozora Bank or Shinsei Bank.

Morgan Stanley, the financial advisor to Shinsei Bank, does not hold any interests that would cause Morgan Stanley to fall under the category of “related parties”, as set forth in Article 15-4 of the regulations for consolidated financial statements and Article 8 (17) of the regulations for financial statements, with respect to either Aozora Bank or Shinsei Bank.

Profile of Norito Ikeda

Name	Norito Ikeda

Date of Birth	December 9, 1947

Hometown	Kanagawa Prefecture, Japan

Education	1970	Graduated from Tohoku University, Faculty of Law

Professional Career

	1970	Joined The Bank of Yokohama, Ltd.
	1996	Director, The Bank of Yokohama, Ltd.
	2001	Representative Director and Chief Financial Officer, The Bank of Yokohama, Ltd.
	2002	Representative Director and Chief Personnel Officer, The Bank of Yokohama, Ltd.
	2003	Director, The Bank of Yokohama, Ltd.
Representative Director and Chairman, Yokohama Capital Co.
	2003	Director and President, The Ashikaga Bank, Ltd.
	2004	Representative Director and President, The Ashikaga Bank, Ltd.
	2008	Special Advisor, A.T. Kearney K.K. (current)